EXHIBIT 3.01

First Amendment to the
Eighth Amended and Restated Declaration and Agreement of Trust of
RJO Global Trust

WHEREAS, Section 14 of the Eighth Amended and Restated Declaration and Agreement of Trust (the “Trust Agreement”) of RJO Global Trust (the “Trust”) permits the Managing Owner to establish additional public or private offerings of Units;

WHEREAS, Section 5(d) and Section 8(a) of the Trust Agreement do not explicitly provide for the treatment of the calculation of Net Asset Value per Unit or of monthly allocations in the event of that the Trust offers additional classes or series of Units pursuant to Section 14; and

WHEREAS, Section 19(a) of the Trust Agreement permits the Managing Owner to amend the Trust Agreement in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency;

NOW, THEREFORE, the Trust Agreement is amended as follows, such amendments to become effective immediately:

SECTION 1.    Amendment of Section 5(d) of the Trust Agreement.

The second sentence of Section 5(d) is hereby deleted and replaced with the following:

“The Net Asset Value per Unit is to be determined on a per class or series basis and calculated by dividing the Net Assets of each such class and/or series by the outstanding number of Units of each such class and/or series, subject to the provisions of Section 8(a) hereof.”

SECTION 2.    Amendment of Section 8(a) of the Trust Agreement.

The third sentence of Section 8(a) is hereby deleted and replaced with the following:

“As of the close of business (as determined by the Managing Owner) on the last business day of each month, any increase or decrease in the Net Assets of the Trust as compared to the last such determination of Net Assets shall be credited or charged equally among the Units of all Unitholders on a per class or per series basis.”

SECTION 3.    Authorization of Trustee.

The Trustee is hereby authorized and directed to execute this Amendment to the Trust Agreement to effectuate the amendments proposed herein.

IN WITNESS WHEREOF, the Managing Owner has determined that this First Amendment to the Eighth Amended and Restated Declaration and Agreement of Trust is necessary in order to clarify a clerical inaccuracy or ambiguity and the Trustee and has duly executed this First Amendment to Eighth Amended and Restated Declaration and Agreement as of February 5, 2010.

R. J. O’BRIEN FUND MANAGEMENT, LLC
as Managing Owner

By:	/s/ Annette A. Cazenave
Name:	Annette Cazenave
Title:	Senior Vice President

WILMINGTON TRUST COMPANY
not individually but solely as Trustee

By:	/s/ Joseph B. Feil
Name:	Joseph B. Feil
Title:	Vice President